

November 7, 2014

Via E-mail
Alex Zuoli Xu
Co-Chief Financial Officer
Qihoo 360 Technology Co. Ltd.
Building No. 2
6 Jiuxianqiao Road, Chaoyang District
Beijing 100015, People's Republic of China

> **Re:** **Qihoo 360 Technology Co. Ltd.**
> **Form 20-F for the Fiscal Year ended December 31, 2013**
> **Filed April 25, 2014**
> **File No. 001-35109**

Dear Mr. Xu:

We have reviewed your letter dated September 29, 2014, in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 5, 2014.

B. Business Overview

Overview, page 31

1.      Please clarify your response to prior comment 1. In this regard, we note in your first paragraph that you intend to continue to disclose certain mobile user metrics on a quarterly basis and in your annual reports on Form 20-F in the future. In the second paragraph, you state that, 'it is becoming and will continue to become increasingly difficult for us to separate PC and mobile, or search and non-search, in terms of their revenue streams." These statements appear to conflict with each other. Please advise.

2.      Your disclosure states that you generated 681 million average daily clicks on your 360 Personal Start-Up Page in the fourth quarter of 2013.  Please expand this disclosure to clarify your definition of daily clicks.  That is, clarify if you generate revenue from each daily click.

Critical Accounting Policies

Revenue Recognition

Internet Value-added Services, page 56

3.      Your disclosure indicates that net revenues from the sale of in-game currencies is deferred until the estimated consumption date.  Please tell us your consideration of disclosing the consumption period.  In addition, please clarify if these game services are exclusive or non-exclusive.

Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 64

Revenues, page 64

4.      We have reviewed your response to prior comment 5.  Please address the following items:

- We note your discussion under the first bullet point related to your mobile app store (360 Mobile Assistant) which you note commenced in 2013.  Your response further indicates that revenue is generated on a cost per app download or cost per app activated basis.  Please provide us with your analysis on how you determined to include revenue generated from your mobile app store as online advertising revenue.  In this regard, it is unclear how mobile app downloads or activations would be considered online advertising.  Specifically, tell us your consideration of separately identifying your revenue recognition policy for 360 Mobile Assistant on page F-23 and separately breaking out revenue related to your mobile app store in your table in Note 26 on page F-73.  Refer to FASB ASC 280-10-50-40.  In addition, tell us your consideration of separately discussing revenue from your mobile app store in your results of operations discussion beginning on page 64.  Tell us your consideration of disclosing the number of app's downloaded or activated for each period.

- Your disclosure on page 64 indicates that the increase in your online advertising customers was mainly due to the ramp-up in search monetization.  This disclosure does not appear to provide the reader the ability to identify the material sources of the increase.  That is, it is unclear what factors resulted in the ramp-up in search monetization.  In addition, your response under the first bullet point indicates that the effectiveness of your advertising links are typically measured by active users, clicks, transactions and other actions originated from your platform products.  Your response also identifies cost per click, cost per page view and cost per transaction metrics.  Please tell us your consideration of disclosing these various metrics to explain the increase in your revenues from online advertising.

- We note your proposed disclosures in response to the fourth bullet point.  Please also clarify future filings if you believe your revenue growth is a trend that should be discussed.  In this regard, we note your revenues from online advertising increased by 88.3% and revenues from Internet value-added services increased by 144.6%.  Refer to Section III.B.3 of SEC Release 33-8350.

Cost of Revenues, page 64

5.      We note your response to prior comment 6.  Please clarify if you plan to include your discussion included in the response that explains the increase in your cost of revenues as a percentage of your total revenues.

Income Tax Expense, page 65

6.      We have reviewed your response to prior comment 10.  Please tell us your consideration of discussing the significant reconciling items from your table on page F-53, including the information provided in your response to prior comment 10 to discuss your income tax expense.

B. Liquidity and Capital Resources

Operating Activities, page 67

7.      We note your response to prior comment 8.  Your proposed disclosures appear to provide a total net change in working capital items, rather than a discussion of the underlying reasons for changes in working capital items that affect operating cash flow.  Your disclosures should discuss the significant changes in the period, for example, the increase in prepaid expenses and the decrease in accrued expenses in 2013.  Refer to Section IV.B.1 of SEC Release 33-8350.

Alex Zuoli Xu
Qihoo 360 Technology Co. Ltd.
November 7, 2014
Page 4

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief